Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

December 5, 2013

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Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc.
Form 10-K
Filed March 13, 2013
Commission File No. 333-153135

Dear Mr. Esquivel:

This letter is submitted on behalf of Bluerock Residential Growth REIT, Inc. (the “Company”), formerly Bluerock Multifamily Growth REIT, Inc., in response to written comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 20, 2013, as a follow up to written comments dated September 12, 2013, with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed with the Commission on March 13, 2013 (“Form 10-K”). For your convenience, we have reproduced the comments below, followed by our responses.

General

1.	We note that counsel provided the Tandy representations required in our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.

Response: The Company acknowledges the Staff’s comment, and has included the Tandy representations below at the close of this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.	We note your response to comment four and five in our letter dated September 12, 2013, and your proposed disclosure. It appears from your response to comment four that you have included Estates at Perimeter and Gardens at Hillsboro Village properties in your computation of net operating income as if they were consolidated. Please expand your proposed disclosure to clarify that these properties are accounted for under the equity method and disclose the amounts attributed to these properties included in each line item of your presentation. Also, include a statement disclosing the reasons why you believe that the inclusion of these properties in your non-GAAP financial measure is appropriate and provides useful information to investors regarding your financial condition and results of operations.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

Response:

In response to the Staff’s comment, the Company has expanded its previously proposed disclosure to clarify that the Estates at Perimeter and Gardens at Hillsboro Village properties are accounted for under the equity method, reference where amounts attributed to the properties can be found in the applicable Exchange Act report, and provide reasoning as to why the Company believes that the inclusion of properties accounted for under the equity method is appropriate and useful to investors.  The additions and revisions to the previously proposed disclosure are shown in marked format below for the Staff’s convenience.  Please note that the Company has retained the presentation of same store NOI for the six months ended June 30, 2013 and 2012 and the attendant reconciliation for comparative purposes only. The Company intends to add disclosure that is substantially similar to the following in future Exchange Act reports:

Property Operations

We define “same store” properties as those that we owned and operated for the entirety of both periods being compared, except for properties that are in the construction or lease-up phases, or properties that are undergoing development significant redevelopment. We move properties previously excluded from our same store portfolio for these reasons into the same store designation once they have stabilized or the development or redevelopment is complete. For newly constructed or lease-up properties or properties undergoing significant redevelopment, we consider a property stabilized upon attainment of 95% physical occupancy, subject loss-to-lease, bad debt and rent concessions, resulting in a net effective occupancy of no lower than 93%. For comparison of our six months ended June 31, 2012 and 2013, the same store properties included properties owned at January 1, 2012. No other properties owned since January 1, 2011 were under construction or redevelopment. Our same store properties for the six months ended June 30, 2013 and 2012 were Springhouse at Newport News, The Reserve at Creekside Village, the Estates at Perimeter and Gardens at Hillsboro Village. The Estates at Perimeter and Gardens at Hillsboro Village are accounted for under the equity method, but are reflected in our table of net operating income as if they were consolidated. For the six months ended June 30, 2013, the components of Same Store property revenues, property expenses and net operating income represented by our Estates at Perimeter and Gardens at Hillsboro Village properties were $3,228,491, $1,156,772 and $2,071,719, respectively. For the six months ended June 30, 2012, the components of Same Store property revenues, property expenses and net operating income represented by our Estates at Perimeter and Gardens at Hillsboro Village properties were $3,145,259, $1,070,364 and $2,074,895, respectively. Their respective financial information can be found at Note 4, “Equity Method Investments” in our Notes to Consolidated Financial Statements. Our non-same store properties for the same periods were The Apartments at Meadowmont, Enders Place at Baldwin Park, 23Hundred@Berry Hill and MDA Apartments.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

The following table presents the same store and non-same store results from operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,		Change
	2013	2012	$	%

Property Revenues
Same Store	$6,253,307	$6,245,475	$7,831	0.1%
Non-Same Store	4,020,362	2,020,938	1,999,424	98.9%
Total property revenues	$10,273,670	$8,266,414	$2,007,255	24.3%

Property Expenses
Same Store	$2,545,214	$2,407,790	$137,424	5.7%
Non-Same Store	1,810,759	732,380	1,078,379	147.2%
Total property expenses	$4,355,973	$3,140,170	$1,215,803	38.7%

Same Store NOI	$3,708,094	$3,837,686	$(129,593)	(3.4)%
Non-Same Store NOI	2,209,603	1,288,558	921,045	71.5%
Total NOI(1)	$5,917,697	$5,126,244	$791,452	15.4%

(1) See “Net Operating Income” below for a reconciliation Same Store NOI, Non-Same Store NOI and Total NOI to net income (loss).

Same store property revenues increased approximately $7,831, or 0.1%, for the six months ended June 30, 2013 as compared to the same period in 2012 due primarily to an increase in same store occupancy to 94.75% from 94.25% as of June 30, 2013 and 2012, respectively. Same store average annual and monthly effective rent per unit increased to approximately $12,405 and $2,068, respectively, for the six months ended June 30, 2013, from approximately $11,896 and $1,983, respectively, for the six months ended June 30, 2012.

Same store property expenses increased approximately $137,424, or 5.7%, for the six months ended June 30, 2013 as compared to the same period in 2012 due primarily to increased property taxes of $81,573, personnel costs of $35,138, utilities expense of $25,628 and general administrative expenses of $20,155, offset by a decrease in major renovation and repairs expense, at our same store properties from the prior year period.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

Net Operating Income

We believe that net operating income, or NOI, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization and interest. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis, including our equity method investments, because NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses. We believe it is appropriate to reflect our equity method investments, the Estates at Perimeter and the Gardens at Hillsboro Village, on a consolidated basis, as they too are considered a core part of our business and therefore, the properties’ operating performance should be included in our assessment of the overall portfolio performance.

However, NOI should only be used as an alternative measure of our financial performance. The following table reflects same store and non-same store contributions to consolidated NOI together with a reconciliation of NOI to net loss as computed in accordance with GAAP for the periods presented (amounts in thousands):

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

	Six Months Ended June 30,
	2013	2012
Net operating income
Same store	$3,708	$3,838
Non-same store	2,209	1,289
Total net operating income	5,918	5,126
Less:
Interest expense	(3,150)	(2,618)
Total property income (loss)	2,767	2,509
Less:
Noncontrolling interest pro-rata share of property income	(1,998)	(1,954)
Other income (loss) related to JV/MM entities	1	(13)
Pro-rata share of properties’ income	770	542
Less:
Depreciation and amortization	(1,416)	(564)
Affiliate loan interest, net	(527)	(100)
Asset management and oversight fees	(260)	(165)
Acquisition and disposition costs	(140)	(216)
Corporate operating expenses	(849)	(720)
Add:
Gain on sale of joint venture interest	-	2,154
Gain on revaluation of equity on business combinations	-	3,527
Net income (loss)	$(2,422)	$4,457

Of the amounts above, Estates at Perimeter and Gardens at Hillsboro Village, our equity method investments, comprise the following amounts:

	Six Months Ended June 30,
	2013	2012
Net operating income
Same store	$2,072	$2,075
Non-same store	-	-
Total net operating income	2,072	2,075
Less:
Interest expense	(839)	(851)
Total property income (loss)	1,233	1,224
Less:
Noncontrolling interest pro-rata share of property income	(1,016)	(1,013)
Other income (loss) related to JV/MM entities	(9)	(2)
Pro-rata share of properties’ income	208	209
Less:
Depreciation and amortization (1)	(156)	(151)
Affiliate loan interest, net	-	(89)
Asset management and oversight fees	(39)	(57)
Corporate operating expenses	-	-
Net income (loss)	$13	$(88)

(1)	Amounts presented are our pro-rata share of the total depreciation and amortization reported in Note 4, “Equity Method Investment” in our Notes to Consolidated Financial Statements.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

Note 6 – Variable Interest Entities and Other Consolidation Matters, page F-18

3.	We note from your response to comment eight of our previous letter that you state that having managerial control rights, in addition to plurality or majority ownership in each of the managing member entities of the Creekside, Enders and MDA Apartments joint ventures, results in having sufficient control over the properties to require you to consolidate them in your financial statements. Please clarify to us if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business or substantive kick-out rights to remove the managing member. If so, clarify to us how you considered those rights in determining whether you are required to consolidate the properties in your financial statements. Refer to ASC 970-810 and 810-20.

Response:

In light of the Staff’s comment, the Company has reprinted its response to prior comment number eight in its entirety, together with revisions and additions made in response to the Staff’s requests regarding the consideration of kick-out and substantive participating rights.  The Company believes that revising and adding to the the prior response provides the best context and most clarity regarding the Company’s consolidation analysis, including the consideration of kick-out and substantive participating rights.  The additions and revisions to the prior comment response are shown in marked format below for the Staff’s convenience.

The Company evaluated each investment independently and employed the guidance in ASC Topic sections 810-10, 970-10-15, 970-810, 970-323, 810-20, and 810-20-25 to determine the consolidation requirements of the accounting literature and analyzed Creekside, Enders and MDA Apartments. After it was determined that no scope exceptions were met, as presented in ASC 810-10-15-12, the Company determined that Creekside, Enders and MDA Apartments did not meet the definition of a variable interest entity under the variable interest model and that other guidance would apply, as the criteria under ASC 810-10-25-45 were not met. This was concluded as each of the individual properties has sufficient working capital required to finance its activities and the debt obligations of the properties have not been guaranteed by the Company. As such, the lenders of the debt obligations bear the majority of risk for those obligations. Therefore, we considered the consolidation guidance found broadly in Topic 970-810-25 with specific emphasis on paragraphs 25-1 and 25-3c with appropriate contemplation of kick-out and substantive versus protective participating rights considerations found in Topic 810-20-25.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

The Company directs the Staff’s attention to the table below, which details the equity interests that comprise the indirect equity interests disclosed in our Form 10-K and referenced in this Comment No. 8. The Company is invested in the Creekside, Enders and MDA Apartments through a joint venture structure in which the Company invests (through a wholly owned subsidiary of its operating partnership) in a managing member LLC with other capital partners (each, a “Managing Member LLC”), which in turn invests in an LLC joint venture owning the underlying apartment property with an operating partner, which varies by each joint venture (each, a “Joint Venture”). The Enders Joint Venture is a two-tiered structure in which the Enders Managing Member LLC owns a 99.9% controlling, managing-member interest in an entity that in turns owns a majority interest (over 50%) in an entity that owns the underlying apartment property.

Property	Managing Member Interest in Joint Venture	Company Interest in Managing Member LLC	Company’s Indirect Equity Interest in Property
The Reserve at Creekside	69.93%	35.33%	24.70%
Enders Place at Baldwin Park	51.00%	94.90%	48.40%
MDA Apartments	56.50%	62.50%	35.31%

Considerations for The Reserve at Creekside

Although the Company’s indirect equity interest in the Creekside property is 24.7%, the Company owns a plurality of the equity interests (35.55%) in the Creekside Managing Member LLC. There are two other members alongside the Company in the Creekside Managing Member LLC, each owning 32.3% of the Creekside Managing Member LLC, as compared to the Company’s interest of 35.33%. The Company is the sole manager of the Creekside Managing Member LLC and has control rights as manager over daily administration of the Creekside Managing Member LLC. Further, the operating agreement of the Creekside Managing Member LLC specifically states that the Company has express approval as a member over the other members for all major decisions, as defined by the operating agreement, and over any other matter submitted to management, with respect to decisions and matters that are expected to be made in the ordinary course of business. The other members have no kick-out rights, as described by ASC 810-20-25-8 through 10, and their participating rights are protective rights of their investment in nature, as described by ASC 810-20-25-19 and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business as described in ASC 810-20-25-11 through 20, based on the operating agreement between all members. Furthermore, the Company considered in its analysis that each of the other members of the Creekside Managing Member LLC are related parties to the Company as discussed under ASC 810-20-25-20. The Company’s authority as the sole manager of the Creekside Managing Member LLC includes the authority to make decisions on behalf of the Creekside Managing Member LLC ~~on the management committee~~ as manager of the Creekside Joint Venture discussed below.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

Further, the Creekside Managing Member LLC owns the majority of the equity interest in the Creekside Joint Venture (over 50%). Pursuant to the Creekside Joint Venture operating agreement, major decisions with respect to the Joint Venture and the Creekside property are made by the majority vote of a management committee, which is controlled by the Creekside Managing Member LLC. Again, the other member of the joint venture has no kick-out rights and its participating rights are protective of their investment in nature and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business, based on the operating agreement between the members.

The Company believes these managerial control rights, in addition to the plurality ownership of the Company in the Creekside Managing Member LLC, ~~and~~ the majority ownership by the Creekside Managing Member LLC in the Creekside Joint Venture and the absence of kick out rights and substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business with respect to the other members of each entity, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

Considerations for Enders Place at Baldwin Park

Although the Company’s indirect equity ownership in Enders Place at Baldwin Park is 48.4%, the Company owns the majority of the equity interest in the Enders Managing Member LLC (over 50%). Major decisions affecting the administration of the Enders Managing Member LLC are made by majority vote of a management committee, which is controlled by the Company by its majority vote. The other members have no kick-out rights, as described by ASC 810-20-25-8 through 10, and their participating rights are protective rights of their investment in nature, as described by ASC 810-20-25-19 and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business as described in ASC 810-20-25-11 through 20, based on the operating agreement between the members. Furthermore, the Company considered in its analysis that the other members of the Enders Managing Member LLC are related parties to the Company as discussed under ASC 810-20-25-20. The authority of the management committee of the Enders Managing Member LLC includes the authority to appoint or remove representatives of the Enders Managing Member LLC on the management committee of the Enders Joint Venture discussed below.

Further, the Enders Managing Member LLC owns the majority of the equity interest in the Enders Joint Venture (over 50%). Pursuant to the Enders Joint Venture operating agreement, major decisions with respect to the Joint Venture and the Enders property are made by the majority vote of a management committee, which is controlled by the Enders Managing Member LLC (which is controlled by the Company by virtue of its majority vote on the Enders Managing Member LLC management committee). Again, the other member of the joint venture has no kick-out rights and its participating rights are protective of their investment in nature and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business, based on the operating agreement between the members.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

The Company believes these managerial control rights, in addition to the majority ownership of the Company in the Enders Managing Member LLC, ~~and~~ the majority ownership by the Enders Managing Member LLC in the Enders Joint Venture and the absence of kick out rights and substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business with respect to the other members of each entity, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

Considerations for MDA Apartments

Although the Company’s indirect equity ownership in MDA Apartments is 35.31%, the Company owns the majority of the equity interest in the MDA Managing Member LLC (over 50%). The decisions affecting the daily administration of the MDA Managing Member LLC are made by majority vote of a management committee, which is controlled by the Company by its majority vote. The other members have no kick-out rights, as described by ASC 810-20-25-8 through 10, and their participating rights are protective rights of their investment in nature, as described by ASC 810-20-25-19 and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business as described in ASC 810-20-25-11 through 20, based on the operating agreement between the members. The authority of the management committee of the MDA Managing Member LLC, which is controlled by the Company as discussed above, includes the authority to appoint or remove representatives of the MDA Managing Member LLC on the management committee of the MDA Joint Venture discussed below.

Further, the MDA Managing Member LLC owns the majority of the equity interest in the MDA Joint Venture (over 50%). Pursuant to the MDA Joint Venture operating agreement, major decisions with respect to the Joint Venture and the MDA property are made by the majority vote of a management committee, which is controlled by the MDA Managing Member LLC (which is controlled by the Company by virtue of its majority vote on the MDA Managing Member LLC management committee). Again, the other member of the joint venture has no kick-out rights and its participating rights are protective of their investment in nature and not substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business, based on the operating agreement between the members.

The Company believes these managerial control rights, in addition to the majority ownership of the Company in the MDA Managing Member LLC, ~~and~~ the majority ownership by the MDA Managing Member LLC in the MDA Joint Venture and the absence of kick out rights and substantive participating rights with respect to decisions that are expected to be made in the ordinary course of business by the other members of each entity, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 5, 2013

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Christopher J. Vohs

Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
(formerly Bluerock Multifamily Growth REIT, Inc.)
712 Fifth Avenue, 9th Floor
New York, NY 10019

cc:	Daniel L. Gordon
Stacie Gorman
R. Ramin Kamfar
Richard P. Cunningham, Jr., Esq.